Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

October 21, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed on October 21, 2010

File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc. (“TBET”), we are submitting herewith TBET’s Amendment No. 5 to its Registration on Form S-1. Factual information provided herein has been provided to us by TBET. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein.

Amendment No. 5 features only five changes, which we summarize below:

1. Per the request of the Staff, we have changed the word “attribution” to “attestation” in the first paragraph of the risk factor on internal controls over financial reporting that appears at the bottom of page 34. The relevant heading and paragraph now reads as follows:

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

Upon the closing of this offering, we will become a public company in the United States that is or will be subject to, the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the U.S. Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

October 21, 2010

company’s internal controls over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements may also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. Under current SEC regulations, our public accounting firm is required to issue an attestation report on our internal controls over financial reporting only if we are an accelerated filer or a large accredited filer. In addition, under current law, we will be required to

2. At the request of the Staff, we have corrected the transcription error and the resulting calculation errors that appeared in minimum offering portion of the Dilution section. The revised Dilution section as it appears in Amendment No. 5 is presented below, with the changes appearing in the second paragraph and in the table at the bottom of the section:

Dilution

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book value attributable to shareholders at June 30, 2010 was $15,352,777 or approximately $1.30 per common share. Net tangible book value per common share as of June 30, 2010 represents the amount of total tangible assets less goodwill, acquired intangible assets and total liabilities, divided by the number of common shares outstanding.

If the minimum offering is sold, we will have 14,312,500 common shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after June 30, 2010, will be approximately $28,552,777 or $1.99 per common share. This would result in dilution to investors in this offering of approximately $4.01 per common share or approximately 67% from the assumed offering price of $6.00 per common share. Net tangible book value per common share would increase to the benefit of present stockholders by $0.69 per share attributable to the purchase of the common shares by investors in this offering.

If the maximum offering is sold, we will have 14,812,500 common shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after June 30, 2010, will be approximately $31,312,777 or $2.11 per common share. This would result in dilution to investors in this offering of approximately $3.89 per common share or approximately 65% from the assumed offering price of $6.00 per common share. Net tangible book value per common share would increase to the benefit of present shareholders by $0.81 per share attributable to the purchase of the common shares by investors in this offering.

The following table sets forth the estimated net tangible book value per common share after the offering and the dilution to persons purchasing common shares based on the foregoing minimum and maximum offering assumptions.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

October 21, 2010

	Minimum Offering(1)	Maximum Offering(2)
Assumed offering price per common share	$6.00	$6.00
Net tangible book value per common share before the offering	$1.30	$1.30
Increase per common share attributable to payments by new investors	$0.69	$0.81
Pro forma net tangible book value per common share after the offering	$1.99	$2.11
Dilution per common share to new investors	$4.01	$3.89

(1)

Assumes net proceeds of $13,200,000 from offering of 2,500,000 common shares, calculated as follows: $15,000,000 offering, less underwriting discount of $1,050,000, accountable expense allowance of $150,000 and offering expenses of $600,000.

(2)

Assumes net proceeds of $15,960,000 from offering of 3,000,000 common shares, calculated as follows: $18,000,000 offering, less underwriting discount of $1,260,000, accountable expense allowance of $180,000 and offering expenses of $600,000.

3. After the submission of Amendment No. 4, TBET and its placement agent agreed to change the termination date of the offering from November 30, 2010 to November 22, 2010. The termination date appears at several locations in the registration statement as well as in the form of placement agreement and escrow agreement. All such dates have been changed to November 22, 2010.

4. The agreement between TBET and its placement agent contemplated an accountable expense allowance for the placement agent of one percent (1%) of the offering price, but the registration statement mistakenly referred to the expense allowance as being non-accountable. All references to the expense allowance in Amendment No. 5 now refer to the “accountable expense allowance.”

5. TBET has updated the current exchange rate information to a more recent date.

Our understanding is that the first two items referenced above represent the only remaining comments the Staff has raised with respect to TBET’s registration statement. Of course, however, please advise us if other issues require our attention.

TBET is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and Amendment No. 5 to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Christopher J. Mugel

Christopher J. Mugel